United States securities and exchange commission logo





                            March 1, 2023

       Jack K. Heilbron
       Chief Executive Officer
       Murphy Canyon Acquisition Corp.
       4995 Murphy Canyon Road, Suite 300
       San Diego, CA 92123

                                                        Re: Murphy Canyon
Acquisition Corp.
                                                            Draft Registration
Statement on Form S-4
                                                            Submitted February
1, 2023
                                                            CIK No. 0001896212

       Dear Jack K. Heilbron:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-4 submitted February 1, 2023

       Cover Page

   1. On the cover page of the joint proxy statement/prospectus which appears immediately following the letter to
stockholders, please clearly disclose the valuation of the target company where the
business combination consideration is discussed, expressed as a dollar amount.
   2. Please revise your disclosure in the third paragraph on this page to show the potential impact of redemptions
on the per share value of the shares owned by non-redeeming
                                                        shareholders by
including a sensitivity analysis showing a range of redemption scenarios, including minimum,
maximum and interim redemption levels. Please include similar disclosure in the
summary of the material terms of the transaction on page 3 and the Q&A
 Jack K. Heilbron
FirstName  LastNameJack   K. Corp.
                             Heilbron
Murphy Canyon    Acquisition
Comapany
March      NameMurphy Canyon Acquisition Corp.
       1, 2023
March2 1, 2023 Page 2
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         referencing the post combination equity stakes on page 7.
3. Please identify the Private Placement Investor where first discussed. Summary of the Material Terms of the Transaction, page 4

4. We note that certain shareholders have agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.
5. We note your discussions of the Shareholder Support Agreement and the Sponsor Support
         Agreement throughout the document. In this section, please disclose the percentage of outstanding shares that have agreed to vote in favor of the business combination.
6. Please clarify if the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC stockholders experience a negative rate of return in the post-business combination company.
7.       Please disclose the Sponsor and its affiliates    total potential
ownership interest in the
         combined company, assuming exercise and conversion of all securities. Disclose the approximate dollar value of that interest based on the transaction value and recent trading prices as compared to the price paid.
8. Please quantify the aggregate dollar amount and describe the nature of what the Sponsor and its affiliates have at risk that depends on completion of a business combination.
         Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the Sponsor and its affiliates are awaiting reimbursement. Provide
         similar disclosure for the company   s officers and directors, if
material.
Questions and Answers about the Business Combination and Proposals, page 6

9. Please add a Q&A discussing all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
Summary of the Proxy Statement/Prospectus
Sponsor, page 13

10. We note that the company's CEO, Jack Heilbron, is the sole and managing member of the
         Sponsor, Murphy Canyon Acquisition Sponsor LLC. Please clearly disclose this information where the Sponsor is first discussed and disclose all associated conflicts of interest, including quantification of any financial benefit Mr. Heilbron may receive in connection with the business combination by virtue of his membership in the Sponsor entity. Your disclosure regarding these conflicts should appear in each place where the differing interests of the directors and officers of MURF compared to those of MURF
 Jack K. Heilbron
FirstName  LastNameJack   K. Corp.
                             Heilbron
Murphy Canyon    Acquisition
Comapany
March      NameMurphy Canyon Acquisition Corp.
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         stockholders are discussed.
Interests of MURF's Directors and Officers in the Business Combination, page 15

11. We note your statement that the Sponsor, Conduit or Conduit's shareholders and/or their respective affiliates may purchase shares or enter into agreements to purchase shares to increase the likelihood of approval of the business combination proposal. Confirm your intent to comply, and revise your disclosure on pages 16, 47 and 63 accordingly, with the conditions set forth in Question 166.01 of the Tender Offers and Schedules C&DI.
Conditions to the Closing of the Business Combination, page 17

12. Please revise to identify which conditions the parties may waive and still proceed with the business combination.
Risk Factors, page 22

13. Please highlight the risk that the Sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to stockholders rather than liquidate.
14. Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
We have identified material weaknesses in our internal control over financial reporting..., page
26

15. Please revise this risk factor to discuss the steps you have taken, or will take, in order to remediate the significant deficiency in your internal controls.
If the Business Combination's benefits do not meet the expectations of investors or securities analysts..., page 39

16. Please disclose here if the parties are currently aware of any ongoing litigation related to the merger agreement.
Our certificate of incorporation provides, subject to limited exceptions, that the Court of
Chancery..., page 42

17. We note your disclosure regarding the exclusive forum provision. Please also disclose that investors may incur increased costs due to the provision and clarify that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
 Jack K. Heilbron
FirstName  LastNameJack   K. Corp.
                             Heilbron
Murphy Canyon    Acquisition
Comapany
March      NameMurphy Canyon Acquisition Corp.
       1, 2023
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We may not be able to complete the Private Placement in connection with the Business
Combination., page 44

18. We note the above titled risk factor undermines your disclosure elsewhere which presumes the private placement will close, including your disclosure that a subscription agreement has been entered into between the Private Placement Investor and MURF.
         Please reconcile or explain.
MURF's stockholders may be held liable for claims by third parties..., page 47

19. We note the above titled risk factor. Please revise to explain why you believe this risk factor presents a material risk related to the transaction and why you believe that MURF may not properly assess claims that may be brought against the company.
Special Meeting of MURF Stockholders
Opinion of ValueScope, Inc., page 51

20. Please remove your statement on page 52 that ValueScope's reports and opinions "have been reviewed by the SEC, Internal Revenue Service and United States Department of
         Justice", as such statement implies approval of such reports and opinions by the named agencies, which is not the case.
Opinion of ValueScope, Inc.
Overview of Key Assumptions and Inputs, page 54

21. We note that the valuation prepared by ValueScope considered 14 indications by Conduit for the proposed clinical assets. Please explain how these 14 indications relate to the pipeline table disclosed on page 128. In this regard, the disclosure on page 128 indicates that Conduit (through its funding arrangement with St George Street) currently only has rights to development clinical assets, AZD1656 and AZD5904, in six indications.
22. You state that the current development stage of each application was provided by Conduit and MURF, which estimated that completion of Phase I would take approximately 1 year,
         Phase II would take approximately 2 years, Phase III would take about 1 year, and approval from the FDA would take an additional 1 year. You also disclose that
         ValueScope researched development timelines by phase in the pharmaceutical industry and determined that the estimates provided by Conduit management were reasonable.
         Please discuss the type and extent of research performed by ValueScope in assessing the reasonableness of these development timelines.

23. You disclose that Conduit intends to license their products upon successful Phase II completion and expects that licensing agreements would provide them with development success driven milestone payments and a royalty on future revenue generated by the products. Please address the following:
             Clearly explain how the Global Funding Agreement with St George Street provides
 Jack K. Heilbron
FirstName  LastNameJack   K. Corp.
                             Heilbron
Murphy Canyon    Acquisition
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March      NameMurphy Canyon Acquisition Corp.
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              you with exclusive rights to develop AZD1656 and AZD5904 and cite the specific provisions within this agreement that entitle you to future license fees, milestone payments and royalties. Provide us with a copy of the Global Funding Agreement to assist us with our analysis.
                Tell us why you believe comparing industry milestone payments with large pharmaceutical companies is comparable to Conduit's operations.
                We note that most of the applications have a low probability rate of success. Tell us how milestone payments and licensing income were determined for those applications given the probability of success appears unlikely they would achieve a stage that would result in milestone payments or licensing income. For example, for
              Crohn's disease with a PoS of 20% tell us why it is appropriate to project revenue for this application.
                Tell us which applications are assumed to have future licensing income and milestone payments and why.

24. You disclose that Conduit expects future licensing agreements to contain a royalty rate of
         15.0% of revenue, and that ValueScope reviewed industry data and observed a range of
         12.5% to 18.0% within similar licensing agreements and used a 15.0% royalty rate in its base case. Tell us what consideration was given to the company being an early stage biotech with no significant operating history in research and development in determining a
         15% royalty rate. For the royalty rates disclosed on page 60, explain to us whether such rates take into consideration the existing agreements among Conduit Pharmaceuticals Inc.,
         St George Street Capital, Vela Technology PLC, and Cizzle PLC, which seem to limit
         Conduit's entitlement to future royalties. In your response, please also discuss whether such limitations also exist for other product candidates.
Comparable Public Companies Selected for Beta Analysis, page 55

25. We note your disclosure of numerous public companies that ValueScope determined were comparable to Conduit. Please revise to further disclose the methodology used to reach this determination and explain why ValueScope believed the identified companies were comparable to Conduit given its stage of operations and appropriate to use in the analysis. in the analysis.
Probability of Success ("PoS"), page 57

26. You state on page 55 that ValueScope reviewed two industry studies to determine the appropriate PoS for each application by stage, and that they selected the PoS data it deemed most appropriate from each study based on the therapeutic area involved and averaged the two data points to form its base-case PoS assumptions for each indication.
         Please address the following:
             Provide narrative disclosure explaining what is depicted in each of the charts appearing in this section.
             For each column in the PoS table at the top of page 57, clarify what the PoS
 Jack K. Heilbron
FirstName  LastNameJack   K. Corp.
                             Heilbron
Murphy Canyon    Acquisition
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March      NameMurphy Canyon Acquisition Corp.
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              percentages represent and how each was derived. In this regard, clarify whether the percentages are meant to indicate the PoS that each indication will complete each phase of development.
                Walk us through a specific indication and explain what the PoS percentages imply.
              For example, are we to infer from this table that for Crohn's Disease you estimate that there is a 40% PoS that the product candidate will successfully complete Phase II trials? If this is the case, why would the PoS for successful completion of Phase III and ultimate FDA approval then increase to 60% and 83%, respectively? How do these phase-by-phase probabilities correlate to a total PoS of 20%?
                Clarify how and when the 61% probability for the COVID-19 indication was determined and if the new COVID-19 variations affect that probability.
Certain Unaudited Conduit Prospective Financial Information, page 60

27. You disclose that the projections disclosed on page 60 were prepared by Conduit management, provided to MURF in connection with the evaluation of the Business
         Combination, and provided to ValueScope in connection with its fairness opinion. You also disclose that the projections were provided on a base-case non-probability adjusted basis and that ValueScope has made adjustments to pre-tax income of each product for the probability of its success at that point in time. Please address the following:

                Explain how you determined that presenting these projections on a non-probability adjusted basis without also providing balancing disclosure on a probability-adjusted basis provides meaningful information to investors.
                Explain your consideration of providing similar pro forma income statement projections on a probability-adjusted basis, taking into consideration the adjustments made by ValueScope for purposes of their fairness opinion.
                Expand your narrative discussion to clearly disclose the material assumptions used by
              Conduit management when preparing the projections for each line item as well as the adjustments made by ValueScope. For example, quantify the assumptions used by management in projecting future revenues and development costs for each indication and quantify the specific adjustments made by ValueScope.
                o As it relates specifically to revenue projections, in addition to illustrating how the PoS of each indication was utilized when estimating future licensing income and milestone payments, please also provide clarity as to how forecasted patent expiry is reflected in the projected revenue streams. In this regard, we note your
                   disclosure that Conduit   s revenue was projected to grow
rapidly once several
                   products launch to market, after which, revenue was projected to grow steadily
                   until the product   s patents are expected to expire in 2030
(with declining
                   revenue over the three years after expiry and a low rate of growth afterwards at total addressable market expands.) The development timelines provided by
                   Conduit management suggest a total of five years to get FDA approval, which appears to indicate that your products will be marketed, at the earliest, in 2028.
                   With patent expiry in 2030, this suggests a relatively short life span of revenue
 Jack K. Heilbron
FirstName  LastNameJack   K. Corp.
                             Heilbron
Murphy Canyon    Acquisition
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March      NameMurphy Canyon Acquisition Corp.
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                     generation.
                 o   As it relates specifically to development cost
projections, clarify what
                     adjustments were made by ValueScope to the projections provided by management. For example, based on the development timelines provided by
                     Conduit management, it would appear that 2027 would be the projected phase
                     III development period for 14 applications, yet there is only $3.8 million in projected development costs for this year no developments costs in 2028 when presumably additional costs/studies will still be required to obtain regulatory approval.

28.      Please also revise your disclosure to address the following: :
             Clearly state when these projections were prepared and management's reasons for producing the projections. To the extent that a material amount of time has passed since the projections were prepared, disclose whether these projections still reflect
             management   s views on future performance.
             Disclose all material assumptions used to develop the projections, including assumed timing of regulatory approvals for Conduits' product candidates, the length of time from approval to commercial availability, assumptions about market acceptance /
             penetration rates, market growth rates and the impact of competition.
             Explain why Conduit prepared projections for 11 years and discuss any associated risks related to projections covering operating results over this time period.

         Please also increase the size of the graphic appearing on page 60 so that the text is easily readable.
Background of the Business Combination, page 64

29. We note that Alliance Global Partners acted as a financial advisor to both Murphy
         Canyon and Conduit for this transaction. Please revise to clarify at what point the parties were made aware of the potential conflict of interest and whether the same individuals were engaged to perform the advisory services. To the extent you have not done so, please also describe the steps the parties took to mitigate the risks resulting from the engagements and, if applicable, how potential conflicts of interest were considered by the
         Murphy Canyon board in negotiating the terms of the merger agreement. Additionally, please include a risk factor in the risk factors section discussing the risks to investors related to this potential conflict of interest.
30. Please name the legal, accounting and financial advisors that attended the "all hands"
         organizational call on August 11, 2022, discussed on page 65.
31. In this section, disclose any discussions about the need to obtain additional financing for the combined company, such as the Private Placement, and the negotiation/marketing processes undertaken to date (e.g., identification of the Private Placement Investor and how the terms of the Private Placement were determined).
         Please provide more fulsome disclosure of the discussions related to Mr. Sragovicz
 Jack K. Heilbron
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                             Heilbron
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March      NameMurphy Canyon Acquisition Corp.
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32.      continuing employment as the Chief Financial Officer of New Conduit.
33. We note your statement on page 67 that the Board reviewed an investor presentation and analyses contained therein as part of its evaluation of the business combination. Please provide further detail regarding the contents of such presentation. Approval of the Transactions by Conduit's Board of Directors
Interests of the Sponsor and MURF's Directors and Officers in the Business Combination, page
70

34. Please disclose specifically how the Board considered Jack Heilbron's control of the
         Sponsor and the financial benefits he would gain as a result of the business combination.
         If such issue was not specifically considered, please clearly state this fact and explain.
35. We note that Murphy Canyon's initial charter waived the corporate opportunities doctrine. Please discuss how the board considered this in determining whether to approve and recommend the transaction.
Certain Agreements Related to the Business Combination
Subscription Agreement, page 78

36. Please highlight the material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination. Please also disclose if any of Murphy Canyon's directors, officers,
         Sponsor or their affiliates will participate in this private placement.
Material U.S. Federal Income Tax Consequences, page 79

37. We note your disclosure that the parties "intend" for this transaction to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue
         Code. However, the disclosure does not clearly indicate whether the parties expect the business combination to be tax-free to U.S. holders. Revise to make clear whether the parties expect the business combination to be tax-free to U.S. holders. If you are able to conclude that the business combination is likely to be tax-free to U.S. holders, file a tax opinion supporting such a conclusion. For further guidance see Staff Legal Bulletin No.
         19 and Item 601(b)(8) of Regulation S-K. If there is uncertainty regarding the tax
         treatment of the business combination, counsel   s opinion should
discuss the degree of
         uncertainty.
Unaudited Pro Forma Condensed Combined Financial Information
Basis of Pro Forma Presentation, page 86

38.      Please explain to us, and revise to disclose, how you have calculated the
         12,381,296 MURF Class A common stock under the maximum redemption scenario.
 Jack K. Heilbron
FirstName  LastNameJack   K. Corp.
                             Heilbron
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Unaudited Pro Forma Condensed Combined Financial Information , page 87

39. Please revise your disclosure in the tables on page 87 to include the Private Placement
         Investor's shares.
Exchange of Conduit Shares for Shares of New Conduit, page 88

40. Please explain to us, and revise to disclose, how you have calculated the 218,629 shares resulted from the conversion of the convertible notes payables. Also as it relates to your exchange ratio, please expand to disclose whether the exchange ratio is subject to variations, and if so, what they are. Also consider the need for providing a sensitivity analysis.
Pro Forma Transaction Accounting Adjustments, page 93

41. Under adjustment (h) you classify the warrants issued to the Private Placement Investor as a derivative liability. You also state that these warrants have materially similar terms as
         MURF   s publicly traded warrants, which appear to be equity
classified. Please explain to
         us the related terms and your accounting basis for the classification of all your outstanding warrants, including MURF's publicly traded warrants, MURF's private placement warrants, and the Private Placement Investor warrants. Disclose all the significant terms of the Subscription agreement for the Private Placement warrants in the filing, including the terms that result in the Private Placement warrants being classified as liabilities.
Comparative Per Share Data, page 95

42. Please revise to disclose all equity shares (e.g. warrants) that are excluded from these comparative share information.
Business of Conduit Pharmaceuticals Limited, page 125

43. Throughout this section please revise your disclosure to clarify the role Conduit plays and has played to date in the discovery and development efforts discussed. For example, clearly disclose whether any of the clinical trials reflected in the pipeline table on page
         128 were conducted by Conduit. If trials were conducted by a third party, please so state.
         If Conduit's role is merely to provide funding for clinical trials conducted by third parties, including St George Street, this should be clear throughout the prospectus.
44. We note your statement that your current development pipeline includes a glucokinase activator "which is Phase II ready"; however, you also state on page 23 that "Conduit has not generated the data to support such [an Investigational New Drug] application, and the results of preclinical studies will require FDA review prior to the initiation of clinical studies which may not be granted". Please reconcile and clarify your disclosure throughout the prospectus regarding the phase of development of each product candidate and the steps that must be undertaken by Conduit, including regulatory submissions, to progress the identified products candidates to commercialization.
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                             Heilbron
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45. Where clinical studies or trials are discussed, please revise your disclosure to clarify the scope, size and design of the trial; the primary and secondary endpoints, as applicable;
         whether the studies or trials were powered to show statistical significance; and whether any adverse side effects were observed.
Science Strategy, page 125

46. We note your statement that all of the assets in your pipeline have been successfully tested in Phase I clinical trials. This statement conflicts with the pipeline table on page 128 indicating that AZD5904 has not yet completed Phase I trials. Please reconcile your disclosure or advise.
47. Please remove claims that you have an advantage in the speed you will conduct trials as these statements are speculative. You may state, if true, that Conduit's goal is to develop its product candidates more efficiently than current industry standards.
Strategic Alliances and Arrangements, page 127

48. For each licensing agreement disclosed in this section, please revise to include the nature
         and scope of intellectual property transferred, each parties    rights
and obligations, the
         duration of agreement and royalty term, up-front or execution payments received or paid, aggregate amounts paid or received to date under agreement, aggregate future potential milestone payments to be paid or received, segregated by development and commercial milestone payments, and royalty rates or a royalty range not to exceed ten percentage points. Please also file these agreements as exhibits to the registration statement, or tell us why you do not think such a filing is appropriate. For guidance, refer to Item 601 of Regulation S-K.
Initial Pipeline: AZD1656 and AZD5904, page 128

49. Please describe how management arrived at the potential market values for each indication discussed in this section. For example only, disclosure on page 129 indicates that Conduit's management believes the global market for uveitis will be $1.7 billion in
         2023. Please discuss the methodology management used in reaching these conclusion or provide other support for this and similar statements.
AZD1656 in Infectious Diseases - Covid-19 and Long Covid, page 130

50. Please revise your disclosure to present objective information about trial results, rather than conclusions as to the safety or efficacy of your product candidates. For example only, on page 131 you state that AZD1656 was "effective" in treating severe inflammatory disease and seen to be "safe." Please revise this statement, and any others like it, to remove the conclusions that your product candidates will be safe and effective, as such conclusions are within the sole authority of the FDA and comparable foreign regulators.
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Intellectual Property, page 132

51. For each patent or patent application appearing in this section, please disclose the product candidate to which each patent relates, whether the patents are owned or licensed, the type of patent protection you have, the expiration dates or potential expiration, if granted, and the applicable jurisdictions of protection.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Conduit Pharmaceuticals Limited
Key Component of Result of Operations
Operating Expenses
Research and Development Expenses, page 148

52. You appear to indicate on page 128 that, except for Idiopathic Male Infertility, which is in preclinical, and COVID-19, which is in Phase II, the indications are in Phase I. Please clarify in the filing:
             how the applications reached Phase I if you have only worked on the COVID-19 application.
             how the COVID-19 application reached Phase II based on the amount of research and development expenses incurred in the periods presented. In this regard, we note that it does not appear that research and development expense occurred prior to the fourth quarter of 2021.
Conduit Financial Statements
4. Liability related to the Sale of Future Revenue
Indirect Investment Regarding the Covid Asset, page F-10

53. Please revise to expand your disclosures to provide more details of the terms under the Indirect Investment Regarding the Covid Asset with St George Street Capital (SGSC), including but not limited to the following:
             The rights and obligations between Conduit and SGSC, as they are related to intellectual properties, clinical trials, manufacturing, funding obligations, and etc.
             The rights and obligations between Conduit, SGSC and the third party funding companies when indirect investment is obtained from other third party companies, either via Conduit or directly by SGSC.
             The rights and obligations between Conduit, SGSC and the third party pharmaceutical companies when out licensing to third party pharmaceutical companies for further development and commercialization.
             Clarify for us whether Conduit and SGSC are under common control. And if so, please disclose that fact.

         Provide quantitative disclosures whenever applicable. The same comment also applies to your Global Funding Agreement with SGSC as disclosed at page 128.
54. Clarify the accounting treatment for amounts incurred related to research and development
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                             Heilbron
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         expenditures and the accounting basis thereof. Distinguish between amounts funded to
         SGSC and research and development activities performed directly by you. Clarify if you have the license to perform the research and development in-house or if the license is held by SGSC. Also clarify throughout the filing if all research and development is being performed by St George Street Capital.
55. You state on page 162 that the Funding Agreement entitles Conduit to 100% of the net revenue on projects that Conduit funds by itself which appears to differ from the disclosure on page F-10 that states SGSC agreed to pay you a royalty of 30% of sales in excess of $24.5 million ( 19.2 million) of the Covid Asset should it reach the commercialization stage and generate revenue in exchange for the Company funding
         SGSC   s research and development efforts. Please revise to clarify.
Cizzles PLC, page F-11

56. You state on page F-11 that on February 11, 2022, you entered into an agreement with
         Cizzle whereby Cizzle "agreed to purchase a percentage of future revenue earned in the
         Covid Asset, should it reach the commercialization stage." The disclosure appears inconsistent with the disclosure on page F-29 that states that "Cizzle agreed to provide funding to the Company for the Covid Asset for use in the field in exchange for a percentage of future revenue earned if the Covid Asset is commercialized." Also, the consideration for the agreement of $1.6 million in the disclosure on page F-11 differs from the consideration of $1.3 million in the roll-forward on page F-11 and the disclosure on page F-29. Please revise for consistency.
Vela Technologies PLC and Cizzle PLC, page F-11

57. We have the following comments related to your agreements with Vela Technologies PLC and Cizzle PLC:

                Revise to clarify who are the parties under the agreements, as you disclosed that the
              Vela agreement was between Conduit and SGSC, while the Cizzle agreement was between Conduit and Cizzle. Also revise to provide in detail the rights and obligations of each party, for example, the royalty percentage Cizzle purchased under that agreement.
                Provide us an analysis of the factors you relied upon to overcome the debt presumption under ASC 470-10-25. Disclose the related terms in the agreements that help address each bullet point under ASC 470-10-25-2. In your analysis, please tell us how you have considered the fact that you have offered an option for Cizzle to sell its economic interest in the Covid Asset back to you at a higher price.
                As a related matter, we note that in the statement of cash flow on page F-5, you present the $1.6 million cash received under the Vela agreement as operating activities, while presenting the proceeds from sale of shares received related to the sale of future revenue under both agreements as financing activities. Please help us understand the reasons for the inconsistency or revise if necessary.
 Jack K. Heilbron
Murphy Canyon Acquisition Corp.
March 1, 2023
Page 13
General

58. It appears that deferred underwriting fees from Murphy Canyon's initial public offering remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
59. We note that Alliance Global Partners was the underwriter for the initial public offering of the SPAC and that they served as a financial advisor to both Murphy Canyon and
      Conduit in connection with this transaction. We also note press reports that certain financial advisors are ending their involvement in SPAC business combination transactions. Please tell us whether you have received notice from this institution about ceasing involvement in your transaction and how that may impact your
      deal or any deferred compensation owed to such company. In addition, identify any other financial advisors who served the parties in connection with the proposed transaction, and provide similar disclosure as applicable.
60. With a view toward disclosure, please tell us whether your Sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on
      Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
       You may contact Li Xiao at 202-551-4391 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact
Tyler Howes at 202-551-3370 or Laura Crotty at 202-551-7614 with any other questions.



                                                            Sincerely,
FirstName LastNameJack K. Heilbron
                                                            Division of
Corporation Finance
Comapany NameMurphy Canyon Acquisition Corp.
                                                            Office of Life
Sciences
March 1, 2023 Page 13
cc:       Avital Perlman, Esq.
FirstName LastName